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SEC Mail Processing

MAR 01 2019

Washington, DC

19007543

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galileo Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller

(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katarina Panoutsopoulos 212 332 6036

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM

OATH OR AFFIRMATION

I, Francois Pages, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galileo Global Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

FARZANA A SIDDIQI
Notary Public – State of New York
NO. 01SI6285283
Qualified in Queens County
My Commission Expires Jul 1, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALILEO GLOBAL SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2018

GALILEO GLOBAL SECURITIES, LLC CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Galileo Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial position presents fairly, in all material respects, the financial condition of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Galileo Global Securities, LLC auditor since 2009.

Denver, Colorado
February 13, 2019

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Galileo Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Galileo Global Securities, LLC's auditor since 2009.

Denver, Colorado
February 13, 2019

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	77,742
Fees and reimbursements receivable		512,055
Other assets		182,300
Total assets	$	772,097

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	536,012
Deferred Revenue		-
Due to related party (Note 3)		-
Total liabilities		536,012
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		236,085
Total liabilities and member's equity	$	772,097

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS
DECEMBER 31, 20128

REVENUE:		
Fees and placement income	$	1,724,014
Reimbursed expenses		53,276
Total revenue		1,777,290
EXPENSES: (Note 3)		
Commission Expenses	$	1,231,382
Marketing Expenses		12,584
Personnel Expense		176,319
Professional fees		10,450
Regulatory expenses		12,259
General and administrative		90,160
Members Guaranteed Payments		20,000
Reimbursable Expenses		4,263
Taxes and other expenses		53,432
Travel and Entertainment		58,088
Total expenses		1,668,937
Exchange Gain/Loss	$	1,371
NET INCOME	$	109,724

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

BALANCE, December 31, 2017	$ 26,361
Member contributions	100,000
Net income	109,724
BALANCE, December 31, 2018	$ 236,085

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOW
DECEMBER 31, 20128

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	109,724
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable		(494,571)
Increase in other assets		(179,416)
Decrease in deferred revenue		-
Decrease in accounts payable and accrued expenses		511,497
Net cash flows used in operating activities		(52,766)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		100,000
Net cash flows provided by financing activities		100,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		47,234
CASH AND CASH EQUIVALENTS, beginning of year		30,508
CASH AND CASH EQUIVALENTS, end of year	$	77,742

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Galileo Global Securities, LLC (the "Company" or "GGS") was organized as a limited liability company under the laws of the State of New York, on November 10, 2005 and is wholly owned by its CEO, Mr. Francois Pages since January 31st, 2013. During 2006, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

The Company's business operates principally in the United States of America from its shared office facility located in New York, New York. The Company is registered in 10 States (CA, CT, DC, FL, IL, NY, OH, PA, TX, VA). The Company is a limited purpose broker/dealer authorized to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of advisory, Mergers & Acquisitions and Private Placements of private equity capital.

Income taxes

The Company files its income tax returns as a single-owner LLC, on the cash basis and is not subject to federal or state income taxes. Therefore, income or losses reflected on the tax returns of GGS pass directly through to its member's individual income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Revenue recognition

The Company's main source of revenue is advisory fees for independent advice on Mergers & Acquisitions services and Placement of private equity capital.

The Company recognizes revenue in accordance with the core principle of ASU 2014-19 by utilizing the following five steps: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) booking of the retainer fees contractually due by the customers , (iv) determine success fee, if any, in view of the fulfillment of the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

When contracts include performance obligations that are completed over time, revenue will be earned ratably over the time period of the performance obligation. Performance obligations may include contingencies that must be satisfied, revenue will be earned once the contingencies have been satisfied. Retainers will be recorded as deferred revenue.

At December 31, 2018, the Company had account receivables from customers for an aggregate total amount of $ 512,055.

Cash and cash equivalents

As of December 31, 2018, the Company held all its cash in its banking account (JP Morgan checking, First Republic checking) and its Interactive Brokers, brokerage account.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Investment

As of December 31, 2018, the Company held one line of Investment in private equity securities issued by XTI Aircraft. These shares are valued at cost as of the closing of the accounts. These shares are not tradeable in a listed market and have been valued in following the guidelines of the NVCA (National Venture Capital Association). This security is considered a level 3 security. It is also known, as of December 31, 2018 that $ 138,000 of shares out of $180,000 shall be transferred as contractually agreed to two Registered Representatives of the firm. These shares were obtained in lieu of cash as retainer fee in a Private Placement assignment with a Customer of the Company. These securities are included in other assets on the Statement of Financial Condition.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $68,624 and $35,734 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 7.81 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space and facilities from Galileo Global Advisors, LLC ("GGA") under a service agreement revised on February 1, 2018. Under this agreement the Company is committed to pay GGA $ 8,970 monthly for rent and utilities, while GGA is committed to pay GGS $2,688 monthly for accounting services, which results in a net monthly transfer of $6,282 from GGS to GGA. The total paid to Galileo Global Advisors, LLC in 2018 was $80,789.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, fees and reimbursements receivable, other assets, deferred revenue, accounts payable and accrued expenses and due to related party are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

GALILEO GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2018

CREDITS:			
	Member's equity		$ 236,085
DEBITS:			
	Non-allowable assets:		
		Fees and reimbursements receivable	123,161
		Other assets	44,300
		Total debits	167,461
NET CAPITAL			68,624
Minimum requirements of 6-2/3% of aggregate indebtedness of $536,012 or $5,000, whichever is greater			35,734
		Excess net capital	$ 32,890
AGGREGATE INDEBTEDNESS:			
	Accounts payable and accrued expenses		$ 536,012
TOTAL AGGREGATE INDEBTEDNESS			$ 536,012
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			7.81 to 1

GALILEO GLOBAL SECURITIES, LLC

RECONCILIATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2018

NET CAPITAL PER COMPANY'S UNAUDITED		
FORM X-17A-5 PART II FILING	$	48,224
Adjustments:		
Increase in bad debt expense		(30,000)
Increase in non-allowable account receivable		(123,163)
Decrease in other assets		146,561
Decrease in commission expense		27,000
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$	68,622

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Galileo Global Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Galileo Global Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 13, 2019

GALILEO GLOBAL SECURITIES, LLC

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Galileo Global Securities, LLC (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2018. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds or delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Galileo Global Securities, LLC (the "Company").

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Francois Pages, *Managing Member*

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Galileo Global Securities, LLC
10 Rockefeller Plaza, Suite 1001
New York, NY 10020

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2018, which were agreed to by Galileo Global Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 13, 2019

GGS GENERAL ASSESMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2018

General Assessment per Form SIPC-7, including interest	$2,667.99
Less payments made with Form SIPC-6	$0.00
Amount paid with Form SIPC-7	$2,667.69